SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Amendment No. 3)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
EXELA TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person(Offeror))
Common Stock

(Title of Class of Securities)
30162V409

(CUSIP Numbers of Class of Securities)
Shrikant Sortur
Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061
(844) 935-2832

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Maurice M. Lefkort; Sean M. Ewen
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Telephone: (212) 728-8239; (212) 728-8867
Facsimile: (212) 728-9239; (212) 728-9867

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-l.

☒
issuer tender offer subject to Rule 13e4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2022, by Exela Technologies, Inc., a Delaware corporation (“Exela” or the “Company”) as amended by that certain Amendment No. 1 to Schedule TO filed with the SEC on February 1, 2022 (“Amendment No. 1”) and that certain Amendment No. 2 to Schedule TO filed with the SEC on February 7, 2022 (“Amendment No. 2”, together with the Original Schedule TO and Amendment No. 1, the “Schedule TO”). This Amendment No. 3 is a filing to (i) extend the Expiration Date to March 10, 2022 and (ii) change the consideration Exela is offering for its shares of Common Stock from New Notes to 6.00% Series B Cumulative Convertible Perpetual Preferred Stock upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Exchange, dated February 24, 2022 (the “Offer to Exchange”) and the related offer materials (as amended and supplemented from time to time, the “Offer Documents”), specifically through the filing of the Amended and Restated Offer to Exchange, the Press Release issued by the Company, dated February 24, 2022, an Updated Exela Webpage, dated February 24, 2022 and the Second Amended and Restated Letter of Transmittal. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Exchange and the Offer Documents.
Items 1 through 11.
Items 1 – 11 are hereby amended and updated by the Amended and Restated Offer to Exchange, dated February 24, 2022, which is incorporated herein by reference.
Item 12.   Exhibits.
(a)(1)(A)	Offer to Exchange, dated January 26, 2022(1)
(a)(1)(B)	Letter of Transmittal(1)
(a)(1)(C)	Notice of Guaranteed Delivery(1)
(a)(1)(D)	Letter to Broker(1)
(a)(1)(E)	Letter to Clients(1)
(a)(1)(F)	Form of Summary Advertisement, dated January 26, 2022(1)
(a)(1)(G)	Supplement No. 1 to the Offer to Exchange, dated February 7, 2022(3)
(a)(1)(H)	Amended and Restated Letter of Transmittal(3)
(a)(1)(I)*	Amended and Restated Offer to Exchange, dated February 24, 2022
(a)(1)(J)*	Second Amended and Restated Letter of Transmittal
(a)(5)(A)	Press Release issued by the Company, dated January 26, 2022(1)
(a)(6)(A)	Exela Webpage(1)
(a)(7)(A)	Form of E-mail Communication to be sent by the Company commencing January 31, 2022(2)
(a)(8)(A)	Press Release issued by the Company, dated February 7, 2022(3)
(a)(9)(A)	Updated Exela Webpage, dated February 7, 2022(3)
(a)(10)(A)*	Press Release issued by the Company, dated February 24, 2022
(a)(11)(A)*	Updated Exela Webpage, dated February 24, 2022
107*	Filing Fee Table

*
Filed herewith.

(1)
Incorporated by reference from the Original Schedule TO, filed by the Company with the Securities and Exchange Commission on January 26, 2022.

(2)
Incorporated by reference from Amendment No. 1 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 1, 2022.

(3)
Incorporated by reference from Amendment No. 2 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 7, 2022.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Exela Technologies, Inc.
By:
/s/ Erik Mengwall

Name: Erik Mengwall
Title: Secretary
Date: February 24, 2022

EXHIBIT INDEX
(a)(1)(I)*	Amended and Restated Offer to Exchange, dated February 24, 2022
(a)(1)(J)*	Second Amended and Restated Letter of Transmittal
(a)(10)(A)*	Press Release issued by the Company, dated February 24, 2022
(a)(11)(A)*	Updated Exela Webpage, dated February 24, 2022
107*	Filing Fee Table

*
Filed herewith.